SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of February 1, 2010

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on February 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 1, 2010	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2010 THIRD QUARTER RESULTS

HONG KONG — February 1, 2010 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its third fiscal quarter ended December 31, 2009.

Net income for the 2010 fiscal third quarter was $256,000, or $0.07 per diluted share, compared with $110,000, or $0.03 per diluted share, a year earlier – primarily due to ongoing customer pricing increases and control of expenses.  Net sales for the same three-month period were $5.94 million compared with $7.97 million a year ago.

Net income for the nine-month period of fiscal 2010 was $259,000, or $0.07 diluted share, compared with $497,000, or $0.13, per share a year earlier.  Net sales for the same period were $15.8 million compared with $26.8 million a year earlier.

Gross profit for the nine-month period as a percentage of sales was 20.9 percent compared with 20.1 percent in the same period a year ago.

Selling, general and administrative expenses for the 2010 fiscal periods decreased from the fiscal 2009 periods by $501,000 for the fiscal third quarter and $1.16 million for the nine-month period.

“The decrease in net sales for the fiscal 2010 third quarter and nine months reflects the continued impact of worldwide economic conditions with business returning, but at a slower rate as anticipated. At the same time, the company’s balance sheet remained strong at December 31, 2009, with working capital of $9.4 million, a current ratio of 3.19:1, and book value per share of $3.04 per share,” said Roland Kohl, president and chief executive officer.

Kohl noted that the company substantially reduced its workforce as a preemptive measure and in anticipation of increasing the company’s utilization of more automation in its manufacturing process to provide some protection against escalating wages and related labor costs.  He added that the company’s workforce at December 2009 was approximately 650 employees compared with approximately 1100 employees at December 2008, which contributed to gross margin improvement and profitability for the quarter.

(more)

He indicated that the company continues to focus on consolidating its four prior operating facilities in China, with the recent closing of its He Yuan factory and the pending closing of a second facility in Ping Hu.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings is headquartered in Hong Kong and currently operates three manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2009	2008	2009	2008

Net sales	$5,941	$7,969	$15,775	$26,823
Cost of sales	4,702	6,340	12,478	21,432
Gross profit	1,239	1,629	3,297	5,391
Selling, general and administrative expenses	933	1,434	3,330	4,492
Operating income / (loss)	306	195	(33)	899

Non-operating items
Interest expenses	(8)	(38)	(38)	(126)
Exchange gain (loss), net	(8)	(74)	340	(279)
Interest income	(17)	9	6	29
Other income	10	38	22	57
Total non-operating income (expenses)	(23)	(65)	330	(319)

Net income before income tax and non-controlling Interest	283	130	297	580
Income taxes	21	7	21	84
Net Income before non-controlling interests	262	123	276	496
Less: Net income attributable to non-controlling Interest	(6)	(13)	(17)	1
Net Income attributable to Highway Holdings Limited	$256	$110	$259	$497

Net Income – basic and diluted
Net Income attributable to Highway Holdings Limited	$0.07	$0.03	$0.07	$0.13

Weighted average number of shares
Basic	3,747	3,734	3,747	3,734
Diluted	3,776	3,734	3,776	3,734

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	Dec 31	March 31
	2009	2009
Current assets:
Cash and cash equivalents	$5,525	$5,809
Restricted cash	1,028	1,028
Accounts receivable, net of doubtful accounts	3,200	3,426
Inventories	3,541	4,010
Prepaid expenses and other current assets	404	672
Total current assets	13,698	14,945

Property, plant and equipment, (net)	2,326	2,840
Investment in affiliates	5	2
Intangible assets, (net)	0	24
Total assets	$16,029	$17,811

Current liabilities:
Accounts payable	$2,249	$2,166
Short-term borrowing	706	1,850
Current portion of long-term debt	267	259
Accrual payroll and employee benefits	442	373
Other liabilities and accrued expenses	629	1,257
Total current liabilities	4,293	5,905
Long-term debt – net of current portion	93	294
Deferred income taxes	163	163
Total liabilities	4,549	6,362

Shareholders' equity:
Common shares, $0.01 par value	37	37
Additional paid-in capital	11,224	11,224
Retained earnings	303	154
Accumulated other comprehensive loss	(17)	(6)
Treasury shares, at cost – 37,800 shares as of March 31, 2009; and December 31, 2009 respectively	(53)	(53)
Total Highway Holdings Limited shareholders' equity	11,494	11,356
Non-controlling interest	(14)	93
Total shareholders' equity	11,480	11,449
Total liabilities and shareholders' equity	$16,029	$17,811